SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: February 05, 2026

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Third Quarter Ended December 31, 2025

Consolidated Financial Summary for the Third Quarter Ended December 31, 2025

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

February 5, 2026
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Hiroki Totoki, Representative Corporate Executive Officer
Contact person	: Teruya Kondo, General Manager, Investor Relations Section, Investor Relations Department
Telephone	: +81-3-6748-2111
Scheduled date to commence dividend payment	: -
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the nine months ended December 31, 2025 (from April 1, 2025 to December 31, 2025)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

Continuing operations*1	Sales		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Nine months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
December 31, 2025	9,443,203	2.3	1,283,970	21.0	1,298,571	16.0	961,681	13.1	947,776	12.4
December 31, 2024	9,229,979	-	1,061,431	-	1,119,084	-	850,341	-	842,989	-

Continuing operations*1	Total comprehensive income		Basic earnings per share*2	Diluted earnings per share*2
Nine months ended	Yen in millions	%	Yen	Yen
December 31, 2025	1,295,464	39.7	158.27	157.23
December 31, 2024	927,072	-	139.17	138.66

*1 Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, the above operating results represent the results for continuing operations. The results for the nine months ended December 31, 2024, the comparative period, have been re-presented to conform to the current presentation. On a consolidated basis including the discontinued operation, net loss, net loss attributable to Sony Group Corporation’s stockholders and total comprehensive income for the nine months ended December 31, 2025 were 395,830 million yen, 409,735 million yen and 1,346,717 million yen, respectively. On a consolidated basis including the discontinued operation, basic loss per share and diluted loss per share for the nine months ended December 31, 2025 were 68.42 yen and 67.97 yen, respectively. In connection with the execution of the Spin-off, a loss of 1,377,795 million yen has been recorded within net income (loss) from discontinued operations as a result of the reclassification of the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation to net income or loss  from discontinued operations (the “reclassification of the accumulated other comprehensive income”). This accounting treatment is a reclassification between items within equity in the consolidated statements of financial position and does not affect total equity or cash flows, or profit or loss for continuing operations. Additionally, it does not affect Sony Group Corporation’s standalone financial statements based on Japanese generally accepted accounting principles (“J-GAAP”), nor the amount available for dividends. For details of discontinued operations, please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued Operations)” on page 19 of the Appendix.

*2 Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
December 31, 2025	15,884,971	8,519,095	8,163,101	51.4
March 31, 2025	35,293,173	8,510,151	8,179,745	23.2

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2025*	-	50.00	-	10.00	-
Fiscal year ending March 31, 2026	-	12.50	-
Fiscal year ending March 31, 2026 (Forecast)				12.50	25.00

Notes:

1 Revisions to the forecast of dividends most recently announced: No

2 Upon the execution of the above-mentioned Spin-off, Sony Group Corporation distributed dividends in kind to shareholders appearing in its register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share(s)”) to one share of common stock of Sony Group Corporation held by each shareholder. However, the above dividend forecast for the fiscal year ending March 31, 2026 does not include such dividends in kind. For details of dividends in kind, please refer to “(Reference) Overview of dividends in kind (non-cash dividends)” below.

* Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share for the fiscal year ended March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share for the fiscal year ended March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. For the fiscal year ended March 31, 2025, taking the stock split into account, the interim dividend per share at the end of the second quarter would be 10 yen and the total annual dividend per share would be 20 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(Percentages indicate year-on-year changes.)

	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders
Fiscal year ending March 31, 2026	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Continuing operations	12,300,000	2.2	1,540,000	20.6	1,550,000	15.4	1,130,000	5.9

Notes:

1 Revisions to the forecast for the fiscal year ending March 31, 2026 most recently announced: Yes

2 The estimated impact from the series of changes in U.S. tariff policy at this time is reflected in the above forecast. The estimated impact is calculated based on the tariff rates announced as of January 31, 2026. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed.

3 The acquisition of additional equity interest in Peanuts Holdings LLC (“Peanuts”), disclosed in the announcement entitled “Sony Music Entertainment (Japan) and Sony Pictures Entertainment Announce the Signing of a Definitive Agreement for the Acquisition of Additional Equity Interest in Peanuts Holdings LLC” on December 19, 2025, is expected to be completed within the fiscal year ending March 31, 2026, subject to certain closing conditions, including regulatory approvals. Upon the completion of this transaction, a remeasurement gain based on the fair value of Sony Music Entertainment (Japan) Inc.’s existing equity interest in Peanuts is expected to be recorded as operating income. The current estimated amount of such remeasurement gain, approximately 45 billion yen, is reflected in the above forecast.

4 The above results forecast represents the forecast for continuing operations. A total loss of 1 trillion 360 billion yen, including the loss as a result of the above-mentioned reclassification of the accumulated other comprehensive income, is expected to be recorded within net income or loss from discontinued operations in the fiscal year ending March 31, 2026, and the forecast for net income or loss attributable to Sony Group Corporation’s stockholders on a consolidated basis including the discontinued operation for the fiscal year ending March 31, 2026 is a loss of 230 billion yen. Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued Operations)” on page 19 of the Appendix for the details of the accounting treatments in connection with the Spin-off.

* Notes

(1) Significant changes in scope of consolidation during the period :	Yes

Newly included: -

Newly excluded: 68 companies (Sony Financial Group Inc. and 67 other companies (including structured entities))

Notes:

Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Significant changes in the scope of consolidation during the period)” on page 18 of the Appendix for the details.

(2) Changes in accounting policies and changes in accounting estimates:

(i) Changes in accounting policies required by IFRS Accounting Standards:	No
(ii) Changes in accounting policies due to other reasons :	No
(iii) Changes in accounting estimates :	No

(3) Number of issued shares (common stock):

(i) Total number of issued shares at the end of the period (including treasury stock)

As of December 31, 2025	6,149,810,645	shares
As of March 31, 2025	6,149,810,645	shares

(ii) Number of shares of treasury stock at the end of the period

As of December 31, 2025	181,736,500	shares
As of March 31, 2025	124,806,850	shares

(iii) Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Nine months ended December 31, 2025	5,988,371,823	shares
Nine months ended December 31, 2024	6,057,239,707	shares

Notes:

1 Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Net Income (Loss) Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of Earnings Per Share (“EPS”) of Common Stock)” on page 17 of the Appendix for number of shares used as basis for calculating consolidated per share data.

2 Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

* Review of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: No

* Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 21 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Reference) Overview of dividends in kind (non-cash dividends)

(1) Record date	Tuesday, September 30, 2025
(2) Type of dividend property	SFGI shares
(3) Total carrying amount of dividend property and value per share	463,885,829,967 yen (77.61 yen per share)
(4) Total fair value of dividend property and value per share	- *
(5) Effective date	Wednesday, October 1, 2025

* In Sony Group Corporation’s standalone financial statements based on J-GAAP, the Spin-off has been accounted for at the appropriate carrying amount of the dividend property as of the effective date of the dividends in kind. The same applies to the calculation of Sony Group Corporation’s amount available for dividends. Accordingly, the fair value of SFGI shares, which are the dividend property, has not been disclosed.

(Appendix)

Table of Contents for Appendix

Condensed Quarterly Consolidated Financial Statements (Unaudited)	2

Condensed Quarterly Consolidated Statements of Financial Position	2
Condensed Quarterly Consolidated Statements of Income (Three months ended December 31)	4
Condensed Quarterly Consolidated Statements of Comprehensive Income (Three months ended December 31)	5
Condensed Quarterly Consolidated Statements of Income (Nine months ended December 31)	6
Condensed Quarterly Consolidated Statements of Comprehensive Income (Nine months ended December 31)	7
Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity (Nine months ended December 31)	8
Condensed Quarterly Consolidated Statements of Cash Flows (Nine months ended December 31)	9
Notes to Condensed Quarterly Consolidated Financial Statements	11
- Business Segment Information	11
- Going Concern Assumption	17
- Accounting Policy and Other Information	17
- Subsequent Event	20

Overview of Operating Results	21

Cautionary Statement	21

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Quarterly Consolidated Financial Statements

Condensed Quarterly Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2025	December 31, 2025	Change from March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	2,980,956	2,086,500	(894,456)
Investments and advances in the Financial Services segment	453,677	-	(453,677)
Trade and other receivables, and contract assets	1,943,184	2,213,801	270,617
Inventories	1,310,770	1,263,689	(47,081)
Other financial assets	145,192	28,765	(116,427)
Other current assets	621,209	694,092	72,883
Total current assets	7,454,988	6,286,847	(1,168,141)
Non-current assets:
Investments accounted for using the equity method	347,718	559,083	211,365
Investments and advances in the Financial Services segment	18,736,298	-	(18,736,298)
Property, plant and equipment	1,513,660	1,480,530	(33,130)
Right-of-use assets	521,685	534,605	12,920
Goodwill	1,508,721	1,601,679	92,958
Content assets	2,249,048	2,566,295	317,247
Other intangible assets	671,212	577,574	(93,638)
Deferred tax assets	559,284	494,404	(64,880)
Other financial assets	1,164,630	1,240,481	75,851
Other non-current assets	565,929	543,473	(22,456)
Total non-current assets	27,838,185	9,598,124	(18,240,061)
Total assets	35,293,173	15,884,971	(19,408,202)

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2025	December 31, 2025	Change from March 31, 2025
LIABILITIES
Current liabilities:
Short-term borrowings	1,843,959	54,519	(1,789,440)
Lease liabilities	90,495	92,351	1,856
Current portion of long-term debt	196,950	86,816	(110,134)
Trade and other payables	2,100,144	2,297,486	197,342
Deposits from customers in the banking business	3,981,193	-	(3,981,193)
Income taxes payables	89,485	163,369	73,884
Participation and residual liabilities in the Pictures segment	236,752	224,589	(12,163)
Contract liabilities	590,719	606,141	15,422
Other financial liabilities	110,689	176,761	66,072
Other current liabilities	1,448,402	1,456,850	8,448
Total current liabilities	10,688,788	5,158,882	(5,529,906)
Non-current liabilities:
Long-term debt	1,557,867	889,535	(668,332)
Lease liabilities	508,975	533,635	24,660
Defined benefit liabilities	236,941	204,715	(32,226)
Deferred tax liabilities	175,228	186,052	10,824
Insurance contract liabilities	12,689,306	-	(12,689,306)
Participation and residual liabilities in the Pictures segment	188,919	131,039	(57,880)
Other financial liabilities	574,351	106,111	(468,240)
Other non-current liabilities	162,647	155,907	(6,740)
Total non-current liabilities	16,094,234	2,206,994	(13,887,240)
Total liabilities	26,783,022	7,365,876	(19,417,146)
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,527	1,465,305	(18,222)
Retained earnings	6,678,168	5,174,889	(1,503,279)
Accumulated other comprehensive income	(566,447)	1,183,976	1,750,423
Treasury stock, at cost	(296,860)	(542,426)	(245,566)
Equity attributable to Sony Group Corporation’s stockholders	8,179,745	8,163,101	(16,644)
Noncontrolling interests	330,406	355,994	25,588
Total equity	8,510,151	8,519,095	8,944
Total liabilities and equity	35,293,173	15,884,971	(19,408,202)

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended December 31
	2024	2025	Change
Continuing operations
Sales	3,693,394	3,713,681	20,287
Costs and expenses:
Cost of sales	2,695,564	2,657,637	(37,927)
Selling, general and administrative	576,754	583,666	6,912
Other operating (income) expense, net	(6,028)	(37,726)	(31,698)
Total costs and expenses	3,266,290	3,203,577	(62,713)
Share of profit (loss) of investments accounted for using the equity method	(4,135)	4,937	9,072
Operating income	422,969	515,041	92,072
Financial income	41,942	16,602	(25,340)
Financial expenses	17,220	31,434	14,214
Income before income taxes	447,691	500,209	52,518
Income taxes	104,778	119,755	14,977
Net income from continuing operations	342,913	380,454	37,541

Discontinued Operations
Net income (loss) from discontinued operations	32,659	(1,385,936)	(1,418,595)
Net income (loss)	375,572	(1,005,482)	(1,381,054)

Net income (loss) attributable to
Sony Group Corporation’s stockholders	373,739	(1,008,612)	(1,382,351)
Net income from continuing operations	341,080	377,324	36,244
Net income (loss) from discontinued operations	32,659	(1,385,936)	(1,418,595)
Noncontrolling interests	1,833	3,130	1,297

	Yen
	Three months ended December 31
	2024	2025	Change
Per share data:
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic	62.07	(169.03)	(231.10)
Continuing operations	56.65	63.24	6.59
Discontinued operations	5.42	(232.27)	(237.69)
- Diluted	61.82	(167.92)	(229.74)
Continuing operations	56.42	62.82	6.40
Discontinued operations	5.40	(230.74)	(236.14)

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31
	2024	2025	Change
Net income (loss)	375,572	(1,005,482)	(1,381,054)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	1,290	3,223	1,933
Remeasurement of defined benefit pension plans	(22)	(7)	15
Share of other comprehensive income of investments accounted for using the equity method	143	318	175
Other comprehensive income from discontinued operations	(1,168)	-	1,168
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	1,599	555	(1,044)
Exchange differences on translating foreign operations	296,282	253,582	(42,700)
Share of other comprehensive income of investments accounted for using the equity method	3,883	(13,654)	(17,537)
Other comprehensive income from discontinued operations	(101,585)	1,377,795	1,479,380
Total other comprehensive income, net of tax	200,422	1,621,812	1,421,390
Comprehensive income	575,994	616,330	40,336

Total Comprehensive income
Comprehensive income from continuing operations	646,086	624,471	(21,615)
Comprehensive income from discontinued operations	(70,092)	(8,141)	61,951

Comprehensive income attributable to
Sony Group Corporation’s stockholders	571,386	612,306	40,920
Comprehensive income from continuing operations	641,478	620,447	(21,031)
Comprehensive income from discontinued operations	(70,092)	(8,141)	61,951
Noncontrolling interests	4,608	4,024	(584)

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31
	2024	2025	Change
Continuing operations
Sales	9,229,979	9,443,203	213,224
Costs and expenses:
Cost of sales	6,524,604	6,533,077	8,473
Selling, general and administrative	1,657,605	1,651,417	(6,188)
Other operating (income) expense, net	(18,816)	(23,682)	(4,866)
Total costs and expenses	8,163,393	8,160,812	(2,581)
Share of profit (loss) of investments accounted for using the equity method	(5,155)	1,579	6,734
Operating income	1,061,431	1,283,970	222,539
Financial income	107,858	81,636	(26,222)
Financial expenses	50,205	67,035	16,830
Income before income taxes	1,119,084	1,298,571	179,487
Income taxes	268,743	336,890	68,147
Net income from continuing operations	850,341	961,681	111,340

Discontinued Operations
Net income (loss) from discontinued operations	100,884	(1,357,511)	(1,458,395)
Net income (loss)	951,225	(395,830)	(1,347,055)

Net income (loss) attributable to
Sony Group Corporation’s stockholders	943,873	(409,735)	(1,353,608)
Net income from continuing operations	842,989	947,776	104,787
Net income (loss) from discontinued operations	100,884	(1,357,511)	(1,458,395)
Noncontrolling interests	7,352	13,905	6,553

	Yen
	Nine months ended December 31
	2024	2025	Change
Per share data:
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic	155.83	(68.42)	(224.25)
Continuing operations	139.17	158.27	19.10
Discontinued operations	16.66	(226.69)	(243.35)
- Diluted	155.25	(67.97)	(223.22)
Continuing operations	138.66	157.23	18.57
Discontinued operations	16.59	(225.20)	(241.79)

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31
	2024	2025	Change
Net income (loss)	951,225	(395,830)	(1,347,055)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(15,538)	5,739	21,277
Remeasurement of defined benefit pension plans	(785)	(1)	784
Share of other comprehensive income of investments accounted for using the equity method	(1,001)	469	1,470
Other comprehensive income from discontinued operations	(1,524)	857	2,381
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	183	(3,993)	(4,176)
Exchange differences on translating foreign operations	91,568	344,465	252,897
Share of other comprehensive income of investments accounted for using the equity method	2,304	(12,896)	(15,200)
Other comprehensive income from discontinued operations	(80,417)	1,407,907	1,488,324
Total other comprehensive income, net of tax	(5,210)	1,742,547	1,747,757
Comprehensive income	946,015	1,346,717	400,702

Total Comprehensive income
Comprehensive income from continuing operations	927,072	1,295,464	368,392
Comprehensive income from discontinued operations	18,943	51,253	32,310

Comprehensive income attributable to
Sony Group Corporation’s stockholders	937,069	1,332,601	395,532
Comprehensive income from continuing operations	918,126	1,281,348	363,222
Comprehensive income from discontinued operations	18,943	51,253	32,310
Noncontrolling interests	8,946	14,116	5,170

Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			943,873			943,873	7,352	951,225
Other comprehensive income, net of tax				(6,804)		(6,804)	1,594	(5,210)
Total comprehensive income			943,873	(6,804)		937,069	8,946	946,015
Transfer to retained earnings			(21,115)	21,115		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		3,009	(1,631)		32,059	33,437		33,437
Compensation expenses related to stock-based compensation transactions		3,654				3,654		3,654
Dividends declared			(115,312)			(115,312)	(4,873)	(120,185)
Purchase of treasury stock					(257,609)	(257,609)		(257,609)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(3,848)	(339,162)		343,010	-		-
Transactions with noncontrolling interests shareholders and other		(3,222)				(3,222)	166,722	163,500
Balance at December 31, 2024	881,357	1,483,004	6,469,060	(361,752)	(286,470)	8,185,199	339,723	8,524,922

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025	881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income (loss)			(409,735)				(409,735)	13,905	(395,830)
Other comprehensive income, net of tax				299,278	1,443,058		1,742,336	211	1,742,547
Total comprehensive income			(409,735)	299,278	1,443,058		1,332,601	14,116	1,346,717
Transfer to retained earnings			(2,880)	(1,174)	4,054		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		10,539				56,864	67,403		67,403
Compensation expenses related to stock-based compensation transactions		(1,997)					(1,997)		(1,997)
Dividends declared			(134,964)				(134,964)	(20,544)	(155,508)
Dividends in kind			(955,700)				(955,700)		(955,700)
Purchase of treasury stock						(302,430)	(302,430)		(302,430)
Reissuance of treasury stock		0				0	0		0
Transfer to held for distribution to owners				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other		(26,764)		5,207			(21,557)	32,016	10,459
Balance at December 31, 2025	881,357	1,465,305	5,174,889	1,183,976	-	(542,426)	8,163,101	355,994	8,519,095

Condensed Quarterly Consolidated Statements of Cash Flows

	Yen in millions
	Nine months ended December 31
	2024	2025
Cash flows from operating activities:
Income before income taxes from continuing operations	1,119,084	1,298,571
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	827,389	834,511
Other operating (income) expense, net	(18,816)	(23,682)
Gain on securities, net	(57,512)	(23,964)
Share of loss of investments accounted for using the equity method, net of dividends	14,408	10,213
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(198,778)	(293,384)
Decrease in inventories	147,099	114,146
Increase in content assets	(574,959)	(535,248)
Increase in trade payables	322,720	134,028
Increase in taxes payable other than income taxes, net	22,469	12,265
Increase in other financial assets and other current assets	(31,636)	(43,778)
Increase in other financial liabilities and other current liabilities	124,989	199,685
Income taxes paid	(222,780)	(154,652)
Other	(40,945)	(154,742)
Total net cash provided by operating activities from continuing operations	1,432,732	1,373,969
Net cash provided by (used in) operating activities from discontinued operations	191,268	(20,675)
Net cash provided by operating activities	1,624,000	1,353,294

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Nine months ended December 31
	2024	2025
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(516,048)	(295,159)
Proceeds from sales of property, plant and equipment and other intangible assets	13,684	14,265
Payments for investments and advances	(45,389)	(149,734)
Proceeds from sales or return of investments and collections of advances	36,558	11,545
Payments for purchases of businesses and other	(291,559)	(100,821)
Proceeds from sales of businesses	-	7,915
Other	45,166	584
Total net cash used in investing activities from continuing operations	(757,588)	(511,405)
Net cash used in investing activities from discontinued operations	(20,580)	(1,186,349)
Net cash used in investing activities	(778,168)	(1,697,754)
Cash flows from financing activities:
Increase in short-term borrowings, net	20,594	6,225
Proceeds from issuance of long-term debt	15,138	15,198
Payments of long-term debt	(55,475)	(123,128)
Payments of lease liabilities	(74,140)	(66,886)
Dividends paid	(115,027)	(134,643)
Payments for purchases of treasury stock	(257,609)	(302,430)
Capital contribution from non-controlling interests	150,804	17,730
Other	13,991	(12,721)
Total net cash used in financing activities from continuing operations	(301,724)	(600,655)
Net cash used in financing activities from discontinued operations	(7,859)	(9,253)
Net cash used in financing activities	(309,583)	(609,908)
Effect of exchange rate changes on cash and cash equivalents	48,587	59,912
Net increase (decrease) in cash and cash equivalents	584,836	(894,456)
Cash and cash equivalents at beginning of the fiscal year	1,907,113	2,980,956
Cash and cash equivalents at end of the period	2,491,949	2,086,500

Notes to Condensed Quarterly Consolidated Financial Statements

Business Segment Information

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business. In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Business Segments)

Segment sales

	Yen in millions
	Three months ended December 31
	2024	2025	Change
Sales:
Game & Network Services -
Customers	1,619,876	1,575,656	(44,220)
Intersegment	62,454	37,931	(24,523)
Total	1,682,330	1,613,587	(68,743)
Music -
Customers	476,968	538,662	61,694
Intersegment	4,726	3,784	(942)
Total	481,694	542,446	60,752
Pictures -
Customers	397,186	351,673	(45,513)
Intersegment	1,038	1,595	557
Total	398,224	353,268	(44,956)
Entertainment, Technology & Services -
Customers	693,370	637,216	(56,154)
Intersegment	11,149	20,880	9,731
Total	704,519	658,096	(46,423)
Imaging & Sensing Solutions -
Customers	481,215	583,730	102,515
Intersegment	19,703	20,589	886
Total	500,918	604,319	103,401
All Other -
Customers	20,801	20,909	108
Intersegment	4,974	4,519	(455)
Total	25,775	25,428	(347)
Corporate and elimination	(100,066)	(83,463)	16,603
Consolidated total	3,693,394	3,713,681	20,287

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Three months ended December 31
	2024	2025	Change
Operating income (loss):
Game & Network Services	118,063	140,843	22,780
Music	97,424	106,411	8,987
Pictures	34,025	30,859	(3,166)
Entertainment, Technology & Services	77,105	59,422	(17,683)
Imaging & Sensing Solutions	97,545	131,969	34,424
All Other	(3,029)	815	3,844
Total	421,133	470,319	49,186
Corporate and elimination	1,836	44,722	42,886
Consolidated operating income	422,969	515,041	92,072

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment sales

	Yen in millions
	Nine months ended December 31
	2024	2025	Change
Sales:
Game & Network Services -
Customers	3,498,362	3,558,898	60,536
Intersegment	120,409	104,393	(16,016)
Total	3,618,771	3,663,291	44,520
Music -
Customers	1,356,694	1,530,024	173,330
Intersegment	15,219	20,124	4,905
Total	1,371,913	1,550,148	178,235
Pictures -
Customers	1,087,132	1,021,175	(65,957)
Intersegment	4,234	5,230	996
Total	1,091,366	1,026,405	(64,961)
Entertainment, Technology & Services -
Customers	1,893,261	1,706,620	(186,641)
Intersegment	31,932	61,471	29,539
Total	1,925,193	1,768,091	(157,102)
Imaging & Sensing Solutions -
Customers	1,324,292	1,555,377	231,085
Intersegment	65,673	71,774	6,101
Total	1,389,965	1,627,151	237,186
All Other -
Customers	60,289	56,703	(3,586)
Intersegment	10,465	11,698	1,233
Total	70,754	68,401	(2,353)
Corporate and elimination	(237,983)	(260,284)	(22,301)
Consolidated total	9,229,979	9,443,203	213,224

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Nine months ended December 31
	2024	2025	Change
Operating income (loss):
Game & Network Services	322,121	409,154	87,033
Music	273,677	314,595	40,918
Pictures	63,808	63,374	(434)
Entertainment, Technology & Services	211,343	163,525	(47,818)
Imaging & Sensing Solutions	226,604	324,487	97,883
All Other	(8,237)	(7,059)	1,178
Total	1,089,316	1,268,076	178,760
Corporate and elimination	(27,885)	15,894	43,779
Consolidated operating income	1,061,431	1,283,970	222,539

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended December 31
Sales:	2024	2025	Change
Game & Network Services
Digital Software and Add-on Content	718,221	761,526	43,305
Network Services	176,915	199,276	22,361
Hardware and Others	724,740	614,854	(109,886)
Total	1,619,876	1,575,656	(44,220)
Music
Recorded Music - Streaming	209,598	222,802	13,204
Recorded Music - Others	105,741	132,054	26,313
Music Publishing	95,325	108,181	12,856
Visual Media and Platform	66,304	75,625	9,321
Total	476,968	538,662	61,694
Pictures
Motion Pictures	168,475	121,934	(46,541)
Television Productions	121,085	110,385	(10,700)
Media Networks	107,626	119,354	11,728
Total	397,186	351,673	(45,513)
Entertainment, Technology & Services
Imaging	198,315	199,801	1,486
Sound	97,423	87,518	(9,905)
Network Services	44,766	47,761	2,995
Displays	192,116	151,143	(40,973)
Other	160,750	150,993	(9,757)
Total	693,370	637,216	(56,154)
Imaging & Sensing Solutions	481,215	583,730	102,515
All Other	20,801	20,909	108
Corporate	3,978	5,835	1,857
Consolidated total	3,693,394	3,713,681	20,287

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ending March 31, 2026. In accordance with this realignment, results for the three months ended December 31, 2024 in the table above have been reclassified to conform to the current presentation.

	Yen in millions
	Nine months ended December 31
Sales:	2024	2025	Change
Game & Network Services
Digital Software and Add-on Content	1,709,997	1,821,802	111,805
Network Services	497,040	554,605	57,565
Hardware and Others	1,291,325	1,182,491	(108,834)
Total	3,498,362	3,558,898	60,536
Music
Recorded Music - Streaming	595,732	627,395	31,663
Recorded Music - Others	309,122	349,664	40,542
Music Publishing	283,532	312,646	29,114
Visual Media and Platform	168,308	240,319	72,011
Total	1,356,694	1,530,024	173,330
Pictures
Motion Pictures	452,330	334,348	(117,982)
Television Productions	316,098	335,364	19,266
Media Networks	318,704	351,463	32,759
Total	1,087,132	1,021,175	(65,957)
Entertainment, Technology & Services
Imaging	589,499	558,928	(30,571)
Sound	242,237	224,699	(17,538)
Network Services	133,568	139,880	6,312
Displays	499,590	388,881	(110,709)
Other	428,367	394,232	(34,135)
Total	1,893,261	1,706,620	(186,641)
Imaging & Sensing Solutions	1,324,292	1,555,377	231,085
All Other	60,289	56,703	(3,586)
Corporate	9,949	14,406	4,457
Consolidated total	9,229,979	9,443,203	213,224

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ending March 31, 2026. In accordance with this realignment, results for the nine months ended December 31, 2024 in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Service includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Going Concern Assumption

　　Not Applicable

Accounting Policy and Other Information

(Net Income (Loss) Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of Earnings Per Share (“EPS”) of Common Stock)

	Yen in millions
	Three months ended December 31
	2024	2025
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	373,739	(1,008,612)
Continuing operations	341,080	377,324
Discontinued operations	32,659	(1,385,936)

	Thousands of shares
	Three months ended December 31
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,021,151	5,966,945
Effect of dilutive securities:
Stock options	19,028	28,947
Restricted stock units	5,747	10,605
Weighted-average shares for diluted EPS computation	6,045,926	6,006,497

	Yen in millions
	Nine months ended December 31
	2024	2025
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	943,873	(409,735)
Continuing operations	842,989	947,776
Discontinued operations	100,884	(1,357,511)

	Thousands of shares
	Nine months ended December 31
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,057,240	5,988,372
Effect of dilutive securities:
Stock options	16,682	28,069
Restricted stock units	5,672	11,391
Weighted-average shares for diluted EPS computation	6,079,594	6,027,832

Note:

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. Basic and diluted EPS are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(Segmentation)

　　The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

　　At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Spin-off. In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to “Notes to Condensed Quarterly Consolidated Financial Statements -Accounting Policy and Other Information (Discontinued operations).”

(Change in presentation)

　　At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of the Spin-off. In connection with the resolution, the Financial Services business was classified as a discontinued operation. Income and losses related to business classified as a discontinued operation are separately presented, net of income taxes, following net income from continuing operations, in the condensed quarterly consolidated statements of income. In accordance with the classification of the Financial Services business as a discontinued operation, the condensed quarterly consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, condensed quarterly consolidated statements of cash flows, and related notes to the condensed quarterly consolidated financial statements for comparative periods have been re-presented separately for continuing operations and discontinued operations. In the condensed quarterly consolidated statements of cash flows, cash flows from operating, investing and financing activities are presented separately for continuing operations and discontinued operations. For further information on discontinued operations, refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

　　Sony Group Corporation executed the Spin-off effective October 1, 2025. As a result, “Lease liabilities” that had previously been included within “Current portion of long-term debt” and “Long-term debt” have increased in materiality and are presented as a separate caption in the condensed quarterly consolidated statements of financial position as of December 31, 2025. In addition, due to this change, “Payments of lease liabilities” which had been included within “Payments of long-term debt” are presented separately in the condensed quarterly consolidated statement of cash flows for the nine months ended December 31, 2025. Furthermore, “Contract liabilities” that had previously been included within “Other current liabilities” have also increased in materiality and are presented separately in the condensed quarterly consolidated statement of financial position as of December 31, 2025. Corresponding reclassifications have been made to the consolidated statement of financial position as of the end of the fiscal year ended March 31, 2025 and to the consolidated statement of cash flows for the nine months ended December 31, 2024 to conform to these changes in presentation.

(Significant changes in the scope of consolidation during the period)

　　Sony Group Corporation executed the Spin-off effective October 1, 2025. Consequently, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, and 67 other subsidiaries (including structured entities) were excluded from the scope of consolidation.

(Discontinued operations)

　　At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved to submit a resolution for the execution of the Spin-off, effective October 1, 2025, to the Board in early September 2025. Afterwards, at a meeting of the Board held on September 3, 2025, Sony Group Corporation resolved to execute the Spin-off effective October 1, 2025. Upon execution of the Spin-off effective October 1, 2025, Sony Group Corporation distributed dividends in kind to shareholders appearing in Sony Group Corporation’s register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share(s)”) to one share of common stock of Sony Group Corporation held by each shareholder. As a result, Sony Group Corporation holds 16.40% of SFGI shares.

　　In connection with the Board resolution on May 14, 2025 on the plan for the execution of the Spin-off, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” As a result, in the condensed quarterly consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, and condensed quarterly consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively.

　　Then, as a result of the execution of the Spin-off effective October 1, 2025, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, was deconsolidated and became an affiliate accounted for using the equity method.

　　Further, as a result of the execution of the Spin-off, 1,377,795 million yen of accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners at the time of the execution was transferred to net income (loss) from discontinued operations as a loss in the condensed quarterly consolidated statements of income. In the condensed quarterly consolidated statements of cash flows, the decrease resulting from deconsolidation in cash and cash equivalent previously recorded in the Financial Services business, amounting to 1,170,068 million yen, is included in net cash used in investing activities from discontinued operations.

　　In addition, upon applying the equity method to SFGI on October 1, 2025, the fair value of SFGI shares on that date was recorded as its initial investment cost. At the time of the execution of the Spin-off, since Sony’s equity interest in the net fair value of SFGI’s identifiable assets and liabilities exceeded the cost of the initial recognition of the investment, 188,888 million yen of the excess was recognized as the share of profit of investments accounted for using the equity method in connection with the initial investment cost. On the other hand, since the fair value of SFGI shares as of October 1, 2025 was lower than the equity method carrying amount, which is the initial investment cost plus the share of profit of investments accounted for using the equity method, 188,888 million yen of an impairment loss of the same amount as the aforementioned excess amount has been recorded, as the share of loss of investments accounted for using the equity method.

Results of discontinued operations

	Yen in millions
	Nine months ended December 31
	2024	2025
Financial services revenue	1,096,841	678,023
Financial services expenses	954,603	640,811
Reclassification of accumulated other comprehensive income related to the disposal group to net income or loss	-	(1,377,795)
Other income (expenses), net	(155)	(6,042)
Income (loss) before income taxes from discontinued operations	142,083	(1,346,625)
Income taxes	41,199	10,886
Net income (loss) from discontinued operations	100,884	(1,357,511)
Other comprehensive income, net of tax, from discontinued operations	(81,941)	1,408,764
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(1,429)	963
Remeasurement of defined pension plans	(95)	(106)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(537,982)	1,346,457
Insurance finance income (expenses)	458,003	60,684
Others	(438)	766
Comprehensive income from discontinued operations	18,943	51,253

Subsequent Event

(Partial amendments to the facility for the repurchase of shares of its own common stock (Expansion of the facility for repurchase))

　　Sony Group Corporation resolved at the meeting of the Board held on February 5, 2026 to partially amend the facility for the repurchase of shares of its own common stock, which was approved at the meeting of the Board held on November 11, 2025 pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation, as follows.

Details of partial amendments to the facility for the repurchase of shares (Amendments are underlined.)

	Before partial amendments (Board resolution on November 11, 2025)	After partial amendments (Board resolution on February 5, 2026)
1. Total number of shares for repurchase	35 million shares (maximum)	55 million shares (maximum)
2. Total purchase price for repurchase of shares	100 billion yen (maximum)	150 billion yen (maximum)
3. Period of repurchase	November 12, 2025 to May 14, 2026	November 12, 2025 to May 14, 2026

Overview of Operating Results

　　For the overview of operating results for the third quarter ended December 31, 2025, including the forecast for the fiscal year ending March 31, 2026, please refer to “Q3 FY2025 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE , the EDGAR system of the U.S. SEC and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services business;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.